Mail Stop 3561
August 15, 2005

Richard J. Olin
Vice President and General Counsel
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

      Re:	Costco Wholesale Corporation
		Amendment No. 3 to Registration Statement on Form S-3
      Filed August 8, 2005
		File No. 333-125637

Dear Mr. Olin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

The Rescission Offer, page 23

Terms of the Rescission Offer, page 24
1. Please refer to comment 2 in our letter dated August 2, 2005.
Please add the interest rate related to rescission offers for the District of Columbia in the table on page 25.

Exhibit 5.1
2. In the legality opinion, counsel assumes that you have issued shares in accordance with your articles of incorporation and by-laws, and any related agreements. This is an inappropriate assumption as counsel assumes material facts underlying the opinion. Please revise.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at
(202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	David R. Wilson, Esq.
	Heller Ehrman LLP
      Fax: (206) 447-0849


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Richard J. Olin
Costco Wholesale Corporation
August 15, 2005
Page 1